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                                                                  Exhibit 99.106

                               ERNST & YOUNG LLP           Phone: (416) 864-1234
                               CHARTERED ACCOUNTANTS       Fax: (416) 864-1174
                               Ernst & Young Tower         www.ey.com
                               P.O. Box 251, 222 Bay St.
                               Toronto-Dominion Centre
                               Toronto, Canada M5K 1J7

November 2, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Ontario Securities Commission
Autorite des marches financiers

Dear Sirs:

RE: NOTICE OF CHANGE OF AUDITORS DATED NOVEMBER 2, 2005 WITH RESPECT TO
    TRANSITION THERAPEUTICS INC.

With respect to the above-noted Notice of Change of Auditors and pursuant to National Instrument 51-102, we have read the Notice of Change of auditors for Transition Therapeutics Inc. and, based on our knowledge of the information at this date, we agree with its contents as it pertains to former auditors.

Yours sincerely,

(Ernst & Young LLP)

C.C. The Board of Directors, Transition Therapeutics Inc.